Exhibit d.1.2



               91 F.E.R.C. P61,225; 2000 FERC LEXIS 1102, *
            Consolidated Edison, Inc., Northeast Utilities
                       Docket No. EC00-49-000
            FEDERAL ENERGY REGULATORY COMMISSION - COMMISSION
               91 F.E.R.C. P61,225; 2000 FERC LEXIS 1102
                      ORDER APPROVING MERGER

                           June 1, 2000
                           HISTORY: [*1]

                  As Revised June 22, 2000.

CORE TERMS: merger, transmission, proposed merger, subsidiary, merged, pool, concentration, competitive, commit, merger-related, post-merger, generation, adversely affect, public utility, hold harmless, downstream, premium, consolidated, tariff, concentrated, membership, vertical, customer, entity, merger-induced, acquisition, sensitivity, generating, transition, switch

PANEL:
Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

OPINION:
On January 14, 2000, Consolidated Edison, Inc. (CEI) and Northeast Utilities
(NU) (collectively, Applicants) filed a joint application pursuant to section 203 of the Federal Power Act (FPA) n1 for approval of the merger of CEI and NU. The proposed merger would create an exempt holding company structure in which "New CEI" would be the surviving parent company (to be referred to, post-merger, as Consolidated Edison, Inc.) and CEI and NU would be the operating utility subsidiaries, as described more fully below.

As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement. n2 In this order, we will approve the merger, as proposed.

[*2]

I.     Background

A.     Description of the Parties to the Merger

1.     CEI and its subsidiaries

a.     CEI

CEI is an exempt public utility holding company under section 3(a)(1) of the Public Utility Holding Company Act (PUHCA) n3 . It is the holding company for Consolidated Edison Company of New York, Inc. (ConEd) and presently owns all of
ConEd's issued and outstanding common stock. As a result of a Commission-approved merger, n4 CEI also became the holding company for Orange and Rockland
Utilities, Inc. (Orange and Rockland) and presently owns all of Orange and Rockland's issued and outstanding common stock. n5

b.     ConEd

ConEd supplies electric service in most of New York City and most of Westchester County, New York. ConEd also supplies natural gas to the Boroughs [*3] of Manhattan and the Bronx and parts of the Borough of Queens and Westchester County, New York. n6

ConEd has 1,485 MW of generating capacity that it owns and operates, 462 MW of entitlements to jointly owned units, 2,090 MW of non-utility generation
(NUG) contracts, and 550 MW of other contracts.

Orange and Rockland is an electric and gas distribution utility that has two wholly-owned public utility subsidiaries: Rockland Electric Company and Pike County Light & Power Company. Orange and Rockland does not own any generating facilities. It has 19 MW of NUG contracts and certain power purchase contracts.
Orange and Rockland's consolidated gas operations include three propane air gas plants that have a combined capacity of 30,600 Mcf per day of natural gas equivalent.

CEI also wholly owns several [*4] non-utility subsidiaries.

2.     NU and Its Subsidiaries

NU is a registered public utility holding company. It directly owns six subsidiaries that are public utilities under the FPA: Connecticut Light & Power
Company (CL&P), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), Holyoke Power and Electric Company (HPE), Public Service Company of New Hampshire (PSNH), and North Atlantic Energy Corporation
(NAEC).
NU also owns several non-utility subsidiaries.

NU and its subsidiaries (including non-utility subsidiaries) own 3,893 MW of generating capacity and have total capacity, including net contract purchases, of 4,530 MW.

B.     Description of Proposed Merger

Applicants state that the merger between CEI and NU would occur through two simultaneous mergers: the merger of CEI into New CEI (a newly formed Delaware corporation that will become the ultimate post-merger holding company) and the merger of an indirect wholly-owned subsidiary of CEI with NU. Upon completion,
New CEI will own all of the assets of CEI and NU will be a wholly-owned subsidiary of New CEI. The merged company's name will be Consolidated Edison, Inc. The utility subsidiaries of CEI and NU would [*5] retain their original names and identities and continue to serve their respective service territories.

CEI shareholders would receive one share of New CEI common stock for each CEI common share. NU shareholders would receive payment for each NU common share, calculated from a base amount of $ 25.00 for each NU common share, in either cash or New CEI common stock, depending on their election and upon allocation and proration procedures specified in the Merger Agreement. The base amount will be adjusted upward if certain conditions set forth in the Merger Agreement are met.

In order to eliminate any adverse rate impacts, Applicants commit to hold harmless, for a period of five years, all wholesale requirements and transmission customers from any merger-related costs in excess of merger savings.

The NU and CEI operating companies are members of the New England Power Pool (NEPOOL) and the New York Power Pool (NYPP) respectively. These are tight power pools in which transmission-owning members have turned over operational control of their transmission facilities to the ISO New England, Inc. (ISO-NE) and New
York Independent System Operator (NYISO), respectively. NYISO and ISO-NE are contiguous [*6] along a 400-mile border and are interconnected by eight separate interties, with aggregate transfer capability of 1,600 MW to 2,300 MW, depending on direction and system conditions. Applicants are directly interconnected by the 398 Line, owned by CL&P and ConEd, one of the interties that comprise the NYISO/ISO-NE Interface. The 398 Line operates at 345 kV and has a summer normal rating of 1195 MW. Access to the NYISO/ISO-NE Interface is provided on a non-discriminatory basis under the NYISO and NEPOOL Tariffs administered by NYISO and ISO-NE.

II.     Notices of Filing, Interventions, and Answers

Notice of Applicants' merger filing was published in the Federal Register, 65 Fed. Reg. 4409 (2000), with comments, interventions, and protests due on or before March 14, 2000. n7

The Massachusetts Municipal Wholesale Electric Company and the Connecticut Municipal Electric Energy Cooperative (collectively, Municipals) filed a timely motion to intervene and protest. Municipals state that the merged company would have rights over and ownership of assets that link the New York and New England control areas and express concern over the effects on pricing and capacity should either CEI or NU join the other's power pool. Municipals state that the
Commission should conduct a probing evaluation of the proposed merger, and that any approval of the merger should be conditioned on a commitment by Applicants that neither CEI or NU will switch their respective power pool memberships.

The United Illuminating Company (United Illuminating) filed a timely motion to intervene and protest. United Illuminating finds fault with Applicants' proposals concerning the proposed merger's effect on rates and argues that that the proposed merger would have an adverse effect upon United Illuminating's transmission rates. Specifically, United Illuminating believes that Applicants have not proposed adequate ratepayer protections related to: (1) preserving the current NEPOOL Regional Network [*8] Service (RNS) rate and NU Local Network Service (LNS) rate (collectively, the NEPOOL Rates) paid by United Illuminating; (2) preventing any acquisition premium and other merger-related costs from affecting transmission rates in any manner until Applicants obtain regulatory approval for recovering either the premium or other merger-related expenses; and (3) protecting ratepayers against cost increases that would arise from the merged entity withdrawing NU or its current utility subsidiaries from
NEPOOL. In addition, United Illuminating claims that Applicants fail to set forth any commitment to protect against changes in the use of the 398 Line.

United Illuminating requests that the Commission adopt the following mitigation measures: (1) condition approval of the merger upon Applicants' commitment to maintain the status quo with respect to the NEPOOL RNS and NU LNS transmission rates during the NEPOOL transition period, particularly if Applicants choose, or are required, to develop a single system-wide rate for service over their combined system; (2) require Applicants to commit that they will not attempt to recover their merger acquisition premium or other merger-related costs until
[*9] they have obtained authorization to do so from the Commission; (3) require
Applicants to commit that NU and the NU subsidiaries will continue to provide transmission service under the NEPOOL tariff and the NU subsidiaries' own individual open access transmission tariffs until the end of the transition period; and (4) require Applicants to commit that the 398 Line will remain a regional asset operated on a non-discriminatory basis and that the use of the tie will not change through the end of the transition period.

Further, United Illuminating states that a large transmission-owning entity such as NU has the incentive and ability to influence NEPOOL transmission decisions in ways that are preferential to its power marketing business. United Illuminating argues that, as a condition of approving the merger, the Commission should preclude the merged entity from participating in decisions relating to the provision of transmission service or the rates, terms and conditions pursuant to which that service is provided for as long as the merged entity actively engages in power marketing in the same markets. In the alternative, United Illuminating argues, the merged entity should be required [*10] to end its active participation in the power markets in which it participates in decisions relating to the provision of transmission service or the rates and the terms and conditions pursuant to which that service is provided.

On March 29, 2000, Applicants filed an answer to the protests filed by Municipals and United Illuminating in which they respond to certain requests for conditions. Applicants accept certain of Municipals' and United Illuminating's proposed conditions. Specifically, Applicants commit to the following: (1) not to switch their power pool memberships without Commission approval; (2) not to include any part of the acquisition premium or other merger-related costs in any Commission-jurisdictional rates without Commission approval, specifically, in formula rates for transmission service under individual or power pool tariffs; and (3) not to assert rights to obtain access to the 398 Line on a basis different from other pool participants without Commission approval.

Applicants argue, among other things, that other further conditions sought by Municipals and United Illuminating would require the Commission to prejudge how the region should be configured and would involve [*11] issues that are not before the Commission in this proceeding, or would require the Commission to modify the scope of the regional settlement in NEPOOL and would thus disrupt the balanced framework that the Commission has repeatedly stated it will not alter in merger cases.

On May 1, 2000, United Illuminating filed a motion for leave to file an answer and an answer.

III.   Discussion

A.     Procedural Matters

Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, n8 the timely, unopposed motions to intervene and notice of intervention serve to make those who filed them parties to this proceeding. Due to the absence of any undue prejudice or delay, the Commission will grant the late, unopposed motion to intervene in this proceeding of NRG Power Marketing, Inc.

Pursuant to Rule 213 of the Commission's Rules of Practice and Procedure, n9 we will accept the answer of March 29, 2000 submitted by Applicants, as it assists in our understanding and resolution of the issues in this [*12] proceeding. Also, pursuant to Rule 213 we will reject the answer of May 1, 2000 submitted by United Illuminating, as this pleading is largely repetitive and, as we stated in the Merger Policy Statement, n10 considering such a pleading would merely bog down the process of considering mergers.

B.    The Merger

1.    Standard of Review

Section 203(a) of the FPA n11 provides as follows:

No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $ 50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

Under section 203(a), the Commission must approve a proposed merger if it finds that the [*13] merger "will be consistent with the public interest." n12

In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. n13 The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

For the reasons discussed below, we find that Applicants' proposed merger, with its mitigation commitments, is consistent with the public interest. Accordingly, we will approve the merger without further investigation.

2.     Effect on Competition

a.     Applicants' Analysis

Applicants analyze the horizontal and vertical competitive effects of the proposed merger. These [*14] effects are related to the consolidation of generation controlled by Applicants and the consolidation of generation and delivered gas controlled by Applicants, respectively. While Applicants have plans to divest considerable portions of their generating assets, the analysis provided by Applicants includes only those divestitures that have been completed. Applicants state that their analysis shows that the proposed merger will not adversely affect competition as a result of consolidating generation. Furthermore, Applicants claim that because of their limited gas operations, the proposed merger raises no vertical concerns.

Applicants identify non-firm energy as the relevant product. They use economic capacity and available economic capacity as proxies for suppliers' ability to participate in relevant markets. Applicants identify and define six relevant geographic ("destination") markets in NEPOOL and NYPP. n14 They consider various seasonal market conditions in evaluating the effect of the merger on relevant geographic markets. Thus, Applicants assess market concentration for the peak, off-peak, and super-peak non-firm energy product under summer, winter, and spring/fall conditions, [*15] for a total of nine periods. For the purposes of estimating market prices, Applicants use daily data published by Power Markets Week from 1998 to 1999.

The results of Applicants' economic capacity analysis show that there are no merger-induced increases in market concentration (as measured by the HHI statistic) that exceed the thresholds specified in the Merger Policy Statement.
For the year 2000 analysis, post-merger concentration in the NEPOOL and NYPP-West markets is below 1,000, and it is below 1,209 in the NYPP-East, NYC, and PJM markets, with pre- to post-merger increases in concentration of 64 and less. The Long Island market is the most concentrated, with maximum post-merger concentration of 6,095 and merger-induced increase in concentration of 31 or less. For the year 2001 analysis, post-merger markets are either unconcentrated or merger-induced [*16] increases in concentration do not exceed the thresholds. n15

Applicants evaluate the vertical effects of the proposed merger in the NYPP and
NEPOOL geographic markets. n16 In support of their conclusion that the proposed merger would not adversely affect competition, Applicants make a number of points. First, they explain that they own a small amount of gas transportation assets. NU has a five percent share of Portland Natural Gas
Transmission Services pipeline, which accounts for ten percent of total capacity into New England and serves only one [*17] generator, which is owned by Applicants. Therefore, Applicants claim, they have no rivals whose costs they could raise by withholding gas.

Second, Applicants explain that they hold about 16 percent of firm transportation rights (FTRs) on pipelines serving the combined Metro New York and southern New England market. They point out that these FTRs are used by ConEd's subsidiaries to serve their local distribution company (LDC) customers and that they could not raise rival generators' costs because they use all FTRs to serve LDC native load requirements. However, they assess market concentration on the basis of market shares for FTRs; they show that the market is moderately concentrated (1,361 HHI) and therefore raises no competitive concerns. Applicants also argue that their ownership of LDCs poses no competitive issues because all of the large generating [*18] stations served by their LDC affiliates have low-cost bypass alternatives such that a strategy of withholding gas by the merged company would be unprofitable. n17

Finally, Applicants note that the proposed merger raises no vertical competitive issues arising from control of transmission because all relevant transmission facilities and control area and security coordinator functions are controlled by their respective ISOs.

b.     Commission Determination

We find that the proposed merger will not adversely affect competition as a result of: (1) consolidating generation controlled by Applicants; or (2) consolidating generation and gas delivery facilities controlled by Applicants.
We note that intervenors do not raise concerns regarding Applicants' competitive analysis in this proceeding. In regard to horizontal competitive issues, Applicants' analysis demonstrates that the merger does not produce increases in market concentration in the six relevant [*19] geographic markets they define. n18

In regard to vertical [*20] competitive issues, the proposed merger will not create or enhance the merged company's ability and/or incentive to adversely affect prices and output in downstream electricity markets. Five of the six relevant downstream electricity markets are not highly concentrated. This dispells any concern that the merged company could adversely affect prices or output through, for example, raising rivals' costs or foreclosure, which requires that both downstream and upstream delivered gas markets be highly concentrated (i.e., not conducive to competitive outcomes). n19 As a result, in these markets, further investigation into the competitive conditions in the upstream market or the merged company's ability and incentive to adversely affect electricity prices or output is unnecessary. The remaining downstream relevant market (Long Island) is highly concentrated. However, we note that there is no significant "overlap" in the upstream and downstream relevant markets in which Applicants compete, nor is there a significant incentive for the merged company to adversely affect prices or output in the Long Island market. n20

Finally, we are satisfied that the proposed merger raises no vertical concerns related to combining generation and transmission because Applicants' transmission facilities and control area and security coordinator functions are under the control of ISO-NE and NYISO. We rely upon this fact in approving the merger. With regard to United Illuminating's concern over the proposed merger's effect upon the usage of the 398 Line, Applicants commit not to assert rights to access the 398 Line on a basis different from other pool participants without Commission approval. As explained by Applicants in their response, operational control over the 398 Line has been turned over to the NYISO. Again, any change to the treatment of the 398 Line would require Commission approval, and the consequences of such a change would be examined at that juncture.

Moreover, as to United Illuminating's concern about the merged company's voting rights in NEPOOL,we note that the governance structure [*22] of NEPOOL has been approved by this Commission and, as NEPOOL has previously explained, its restructuring proposal was the product of over two years of intensive discussions, facilitated by the Commission's Office of Dispute Resolution, among all affected parties, including United Illuminating. n21 In addition, NU's voting rights within NEPOOL will not change as a result of the proposed merger. Any concerns regarding Applicants' use of their rights under the NEPOOL Agreement to unduly discriminate on behalf of their own power marketing affiliates could be brought to the Commission's attention in a complaint filed under section 206 of the FPA.

In light of these considerations, the proposed merger does not raise competitive concerns.

3.     Effect of the Merger on Rates

Applicants have made certain proposals in response to conditions sought by United Illuminating and Municipals concerning the NEPOOL Rates, n22 the merger acquisition [*23] premium, transmission service during the transition period, and the consequences of any potential decision by ConEd and/or NU to join the other's power pool, absent a general consolidation of the two power pools.

Applicants respond to these concerns by making the following commitments: (a) not to switch power pool memberships without Commission approval; and (b) not to include any part of the acquisition premium or other merger-related costs in any Commission-jurisdictional rates without Commission approval.

In addition, Applicants offer a hold harmless commitment as an assurance that the proposed merger will not have an adverse effect on rates. Applicants commit that, for the five year period following the consummation [*24] of the proposed merger, they will hold harmless all existing wholesale requirements and transmission customers from any merger-related costs to the extent that those costs are not offset by merger-related savings. In regard to wholesale transmission rates specifically, Applicants state that for a period of five years following the consummation of the proposed merger, they will not seek to include any increased costs attributable to the merger in their transmission revenue requirements under either the NYISO and ISO-NE tariffs or under NU's individual open access transmission tariff.

In the Merger Policy Statement, we explain that one of the types of ratepayer protection that can be proposed is a general hold harmless provision in which an applicant commits that it will protect wholesale customers from any adverse rate effects resulting from the merger for a significant period of time following the merger. Such a provision must be enforceable and administratively manageable. n23 Applicants' hold harmless commitment n24 meet these requirements. n25

In response to the concerns of United Illuminating and Municipals related to the adverse effects that may occur if either of Applicants switches its power pool membership, Applicants state they have no plans at this time to change their power pool membership post-merger and that they will not switch their existing power pool membership without obtaining Commission approval. Any adverse effects of such a change would therefore be appropriately examined at such time as it may occur. n26 United Illuminating's concern regarding changes to NU's current transmission service under the NEPOOL Tariff and NU's individual open access transmission tariff would also be examined by the Commission if and when such changes are proposed.

[*26]

Therefore, given Applicants' hold harmless provisions and other commitments, as expanded in their response and explained above, we believe the proposed merger will not have an adverse effect on rates.

4. Effect of the Merger on Regulation

As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction, specifically with regard to intra-company sales of non-power goods and services, when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission (SEC). n27 We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and has raised concerns about the effect on its regulation of the merged entity. n28

In this case, NU is currently a registered holding company regulated by the SEC, and CEI is currently an [*27] exempt holding company under PUHCA section 3(a)(1). However, the new, merged company, according to the application, will be required to be registered under PUHCA section 5. Applicants, therefore, commit that they will follow the Commission's policies regarding the treatment of costs and revenues associated with intra-company services. However, as explained above, our concern lies with both goods and services. Therefore, in order to avoid a hearing on the issue of the proposed effect of the merger on federal regulation, Applicants, within 30 days of the date of this order, must agree to abide by the Commission's policies with respect to intra-system transactions involving non-power goods as well as services.

In regard to state regulation, Applicants contend that they are making appropriate filings with the state public utility commissions in Connecticut, Maine, Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania and Vermont. Applicants also explain that their public utility subsidiaries subject to state regulation will remain so post-merger.

Accordingly, in light of the facts and commitments stated above, we are satisfied that the proposed merger will not adversely affect [*28] federal or state regulation. n29

5.     Accounting Issues

Applicants state that the merger will be recorded using the purchase method of accounting. Applicants also state that any premium paid above the fair market value of NU's assets will be reflected as goodwill on New CEI's consolidated balance sheet. The pro forma consolidated balance sheet provided with the application reflects approximately $ 1.5 billion of goodwill. In previous applications the Commission has approved the use of the purchase method of accounting. n30 Because the transaction is structured so that the merger occurs at the holding company level without any changes to the accounting records or financial statements of the Commission-jurisdictional subsidiaries, we have no objection to Applicants' use of the purchase method of accounting.

[*29]

We further understand that the goodwill will remain on the books of New CEI and that the merger will not affect the account balances or financial statements of the jurisdictional subsidiaries, except for certain costs to achieve the merger. With respect to certain costs to achieve the merger, Applicants intend to record the costs as a regulatory asset in Account 186, Miscellaneous Deferred Debits. Although the application is unclear as to whether the costs will be recorded on the books of the holding company or the Commission-jurisdictional subsidiaries, amounts recorded on the books of the jurisdictional subsidiaries that would otherwise be charged to expense but for it being probable that the amounts will be recovered in future rates shall be recorded in Account 182.3, Other Regulatory Assets. n29

The Commission orders:

(A)     The untimely motion to intervene is hereby granted.

(B)     Intervenor's request for hearing is hereby denied.

(C) The answers are hereby accepted and rejected to [*30] the extent discussed in the body of this order.

(D) Applicants' proposed merger is hereby approved as discussed in the body of this order.

(E) Applicants are hereby directed to file, within 30 days of the date of this order, a statement indicating that they agree to abide by the Commission's policies regarding the treatment of costs and revenues associated with intra-system transactions involving non-power goods and services, as discussed in the body of this order.

(F) Applicants shall advise the Commission within 10 days of the date the merger is consummated.

(G) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, account, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or that may come before the Commission.

(H) The accounting for the merger, including certain costs to achieve the merger, shall be implemented consistent with the body of this order. Applicants shall inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon.

(I) The Commission retains authority under section [*31] 203(b) of the FPA to issue supplemental orders as appropriate.

By the Commission.




Footnotes:

n1  16 U.S.C Section 824b (1994)

n2  Inquiry Concerning the Commission's Merger Policy Under the Federal Power
Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996) FERC Statutes and Regulations P31,044 (1996),reconsideration denied, Order No. 592-A,
62 Fed. Reg. 33,341 (1997), 79 FERC P61,321 (1997) (Merger Policy Statement).

n3 15 U.S.C. 79a et seq.

n4 Consolidated Edison Co. of New York and Orange and Rockland Utilities., Inc., 86 FERC P61,064 (1999).


n5  ConEd and Orange and Rockland are public utilities under the FPA.

n6  ConEd has two wholly-owned subsidiaries that own real property in New
York
State. ConEd also owns a 28.8 percent interest in Honeoye Storage
Corporation,
which owns and operates a gas storage facility in western New York.

n7 Timely motions to intervene were filed by the Utility Workers Union of America, AFL-CIO, Local 1-2; Chicopee Municipal Lighting Plant and South Hadley
Electric Light Department; the New Hampshire Electric Cooperative, Inc.; Long Island Power Authority and its subsidiary, LIPA; Connecticut Industrial Energy
Customers; 1st Rochdale Cooperative Group, Ltd. and Coordinated Housing Services, Inc.; Southern Energy Bowline, LLC, Southern Energy Lovett, LLC, and Southern Energy NY-GEN, LLC. The Public Service Commission of the State of New York (New York Commission) filed a notice of intervention. A late motion to intervene was filed on April 3, 2000, by NRG Power Marketing, Inc. The above-listed motions and notice raised no substantive issues.

n8  18 C.F.R. Section 385.214 (1999).

n9  18 C.F.R. Section 385.213(2) (1999).

n10  Merger Policy Statement at 30,127.

n11  See supra note 1.

n12  Id.

n13  See supra note 2.

n14 These markets are NYPP, NEPOOL, NYPP east of the Total East Interface (NYPP-East), NYPP west of the Total East Interface (NYPP-West), New York City
(NYC), and Long Island.

n15 Results for available economic capacity indicate that merger-induced increases in concentration fall within the thresholds. To simulate retail access penetration for this analysis, Applicants assume a native load offset of twenty-five percent in NYPP and PJM, and ten percent in New England (except for Vermont which, they state, has no definitive restructuring plans in place).
Applicants present no results for the PJM market. See Affidavit of William H. Hieronymus, at 70.

n16 They exclude PJM because the gas delivery facilities they control serve no generation in PJM and because they are minor participants in downstream electricity markets.

n17  These affiliates are ConEd and Yankee Gas, which operates in Connecticut

n18 This conclusion is based on market concentration results relied on by Applicants(i.e., produced by Dr. William Hieronymus in his "baseline" analysis) and certain results based on sensitivity analyses conducted by Dr. Hieronymus.
These sensitivity analyses consider price ranges that differfrom prices in the
"baseline" analysis by plus or minus five dollars per megawatt. We consider these sensitivities because in a number of the "baseline" cases using economic capacity, the prices used are above the range of observed prices, while in the sensitivities they largely fall within the range of observed prices. In contrast to the "baseline" results, these sensitivities show that merger-induced concentration exceeds the thresholds in the NYPP-East market in the winter off-peak period (i.e., an increase in concentration of 146 HHI in a moderately concentrated post-merger market ). However, we do not view this isolated case as symptomatic of a competitive problem.

n19  See Dominion Resources, Inc. et al., 89 FERC P61,162 (1999) and San
Diego
Gas & Electric Co. et al.,79 FERC P61,372 (1997).   [*21]

n20 This is because, in this particular case, Applicants have a relatively small amount of generation in the downstream Long Island market.

n21  New England Power Pool, 88 FERC P61,079 (1999), reh'g pending.

n22  United Illuminating cites New England Power Co., 88 FERC P61,292 at
61,889
(1999) (New England Power), where the Commission required two merging parties to maintain the status quo with respect to the NEPOOL RNS and NU LNS transmission rates during the transition period.

n23  Merger Policy Statement at 30,124.

n24 Specifically, Applicants commit that, with respect to transmission rates, they will not include merger-related costs in those rates without: (1) specifically identifying them; (2) demonstrating that the costs included in the rates are exceeded by the savings produced by the merger; and (3) in the event of a dispute, bearing the burden of proof that the merger savings exceed the merger costs charged to the customer. [*25]

n25 On the issue of the duration of the hold harmless commitment, we believe that United Illuminating has not adequately demonstrated any inadequacy of the five year time frame. See, e.g.,Sierra Pacific Power Co., 87 FERC P61,077
(1999); Public Service Co. of Colorado, 78 FERC P61,267 (1997).

n26 United Illuminating's reliance on New England Power is misplaced. There, two merger applicants, both of which were members of NEPOOL, proposed a single-system LNS rate which would change the LNS transmission rate charged to their customers. In the instant proceeding, no such change has been proposed, and as explained above, any such change would have to be approved by the Commission before it can be adopted.

n27  Merger Policy Statement at 30,124-25.

n28  Merger Policy Statement at 30,124-25.

n29 Entergy Services, Inc. and Gulf States Utilities Company, Opinion No. 385, 65 FERC P61,332 (1993).

n30 Entergy Services, Inc. and Gulf States Utilities Company, Opinion No. 385, 65 FERC P61,332 (1993).